                                                                    EXHIBIT 99.2

                               Annual Report 2002


[GERDAU AMERISTEEL LOGO]

                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

- Safety
- Integrity
- Customer Driven Culture
- Investment in People, Processes, and Technology
- Engaged Employees
- Open Communication
- Community and Environmental Awareness
- Profitability

                              Financial Highlights


                                                        Year ended December 31, 2002
                                                        ----------------------------
                                                                           Pro Forma
Income Statement                                                US$(000s except EPS)
              Net Sales                                                   $1,676,176
              Operating Profit                                                86,086
              Net Income                                                      33,131
              EBITDA                                                         175,408
              EPS - Basic                                                        .16
              EPS - Diluted                                                      .15

Balance Sheet                                                              US$(000s)
              Net Working Capital                                           $294,221
              Cash                                                            16,361
              Debt                                                           519,154
              Book Value                                                     626,410
              Market Capitalization (based on US$1.46 per share)             289,291


Notes: Net Working Capital excludes cash and debt. Debt excludes Convertible Debentures of $79.1 million. EBITDA includes non-recurring cash gain totaling $9.1 million insurance and electrode settlements and excludes a non-recurring, non-cash charge of $5.8 million relating to an investment write-down.

The table above summarizes the combined pro forma results of Gerdau AmeriSteel, for the year ended December 31, 2002. The information has been prepared as if the combination had taken place January 1, 2002.

About Gerdau AmeriSteel

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau AmeriSteel services long product and flat rolled customers throughout the eastern half of North America. Gerdau AmeriSteel's mini-mills are vertically integrated with 13 scrap recycling facilities, and 27 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. As of December 31, 2002, Gerdau AmeriSteel had approximately 185 million common shares outstanding (with an additional 13 million shares issued to AmeriSteel minority shareholders in March 2003), and the shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com

Gerdau AmeriSteel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. For 2002, it includes non-recurring cash gains and losses, and excludes non-recurring non-cash items. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the company's performance or to cash flows from operations as a measure of liquidity and cash flows. The company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of the period indicated and at December 31, 2002 as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau AmeriSteel would have been had the combination of Co-Steel and Gerdau S.A.'s North American operations actually taken place at the beginning of the period indicated or on December 31, 2002. In addition, these statements do not purport to project the company's results of operations for any future periods or its financial position at any future date.



                                                             Gerdau AmeriSteel 3

                               To our Shareholders

For the third consecutive year, Gerdau AmeriSteel and the North American steel industry faced extremely competitive market conditions and a challenging business environment. As the year began, there was a general expectation that the prospects for a slow economic recovery and government safeguard tariffs on steel imports would afford long overdue margin relief and market stabilization. In reality, the March 5, 2002 import tariffs provided only temporary margin relief for the Company's flat rolled steel products and minimal influence on the larger long products segment of our business. Improvement in domestic economic prospects also proved to be elusive as the level of consumer confidence in spending began to reflect the insecure realities of geopolitical events.

The original stimulus for the steel industry cyclical downturn was the protracted surge of low priced steel imports from virtually every global region where economic activity was anemic. The longevity and gravity of the decline was amplified by the deterioration of the domestic economy and the fragmented nature of domestic steel producer competition. This business environment has exerted intense financial pressure on virtually every steel industry competitor.

Over the balance of the year, the deteriorating economic climate in the US and the resulting decline in steel demand overshadowed the effects of import tariffs and reductions in low priced steel imports. The continuing existence of surplus steel capacity and the financial liquidity crisis among steel industry competitors led to an acceleration of the long-anticipated consolidation phase of the domestic industry. The strategic mergers and alliances within the major integrated steel companies and the mini-mill sector were watershed events which will have significant repercussions for years to come.

This environment gave birth to Gerdau AmeriSteel with the October 23, 2002 merger between Co-Steel and the North American affiliates of Gerdau S.A. The logic for this strategic alliance was based on creating the critical mass for competitive survival, the essential financial liquidity and balance sheet strength, and the depth of talented employees.

In retrospect, the decisions of both boards and the shareholder approvals to create the critical mass for competitive survival have proven to be correct. The combination allowed the merged entities to weather a harsh winter and chilling global political events that created intense inflationary pressures on energy and scrap raw material costs. Attempts to recover these inflated costs have encountered weak market demand and stiff customer resistance to price increases. These conditions would have severely tested either entity had they stood alone.

In this challenging environment, Gerdau AmeriSteel realized 2002 pro forma net income of $33.1 million and EBITDA cash flow of $175 million. Because of substantial structural changes resulting from our merger, these financial benchmarks are not readily comparable to prior periods. They do, however, provide an initial basis for future comparisons as the merged entities begin to realize the economic and strategic synergies from this combination. 2002 was more significant as a defining moment in the eventual turnaround of Gerdau AmeriSteel's financial outlook and the resurgence of a viable steel industry segment in North America.



4  Annual Report 2002

CURRENT STATUS OF THE MERGER INTEGRATION

Despite the adverse economic and seasonal climate, the initial six month phase of the merged entities has generated progressive improvements in the corporate administrative infrastructure, the commercialization of a universal brand identity and the operational integration of the manufacturing assets.

Acceptance of the combination by the customer base and the diverse employee elements has been extremely positive. The signs of a unified corporate image are becoming more prevalent with extensive knowledge sharing of best practices and the network exchange of comparative benchmark information. Considerable time and attention has been directed at effective internal and external communications. These measures and the establishment of aggressive goals are generating tangible results in the formulation of a common corporate culture.

The turbulence of recently-announced price changes and customer hedge buying has created extreme volatility in order processing and inventory management. Despite the disruptive surges in distribution patterns, we have managed to maintain a high level of customer service and satisfaction. Successful integration of the diverse independent order entry systems into a central commercial database also provides consistent information on the availability of inventories and the status of company wide customer inquiries and order activity.

Technological enhancements to this centralized commercial systems platform are progressing, and the breadth of product knowledge within the combined marketing resources is improving with experience. These marketing infrastructure capabilities are facilitating the effective cross selling of our full product offering to the consolidated customer base. The integrated customer base is beginning to experience and appreciate the advantages of our expanded product range, extended geographical coverage, logistical efficiencies and operational flexibility of our combined resources.

From an operational perspective, we have reinforced the caliber of leadership talent at all of the steel facilities and identified the technical skills and training required to continuously improve the overall productivity of each mill and downstream operation. Despite a short term environment of cost austerity, we are focusing the necessary training and asset investment resources to insure the long term competitive posture of our steel assets.

As we identify customer demand patterns and logistical distribution efficiencies, we will continue to customize and optimize the product rolling schedules for each manufacturing facility. Substantial savings in freight and redundant inventories are anticipated as we proceed to fine tune the rolling schedules of the diverse manufacturing operations. Product supply channels for the scrap recycling operations and the internal downstream fabrication facilities have also been revised for optimization of logistical savings.

OUTLOOK

The transparency of steel demand and market pricing continues to be clouded by the uncertainties of the 201 safeguard tariffs, fluctuations in global economic activity, continuing consolidation of the domestic competitive picture and instability in energy and scrap raw material costs.

The adverse rulings of the World Trade Organization and the statutory progress review of the 201 tariffs pose a serious threat to the retention of this import deterrent. The domestic industry must submit a mid term progress report on its restructuring activities. In September, the administration will determine if termination, modification or continuance of the tariffs is appropriate.

The global supply and demand balance for steel has been favorably enhanced by the economic boom and construction activity in China. If this Asian demand outlet for steel weakens, there could be an immediate resurgence of foreign steel into the North American market. The exchange valuation and further weakening of the US dollar will also influence the international flow of global excess steel production into the domestic market.

The consolidation and rationalization of the domestic steel industry will perhaps exert the greatest impact on financial prospects for the foreseeable future. As global events and steel trade patterns exert instability in the domestic market, decreased industry fragmentation will limit the magnitude of these disturbances. Over the next few months, the financial performance of the domestic steel industry will be significantly dependent on pricing discipline and support for the recent price increase announcements. General adherence to these higher list prices will be challenged by the weak outlook for economic growth and questionable levels of steel demand.

On a more positive note, there is general optimism for relief from inflated energy and scrap raw material costs. Moderation in the winter weather demands plus improved energy availability from political stabilization in Venezuela and Iraq should lower overall energy cost levels. The recovery in supply of scrap substitutes from Venezuela and increased seasonal collection flows of scrap should also reverse the recent inflationary trends in scrap costs.



                                                             Gerdau AmeriSteel 5

Internally, the past six months have reaffirmed the expectations, rationale and economic prospects for Gerdau AmeriSteel. We have secured a very competitive position in the bar, rod, flat-rolled and downstream steel markets that we serve. Considerable challenges and market uncertainties still lie ahead but the execution risks and prospects for improvement in financial results are within Management's control. We believe we are well positioned to capture attractive shareholder returns as the economy and the steel markets improve.

One of the first things that we did shortly after the merger was to bring together the Management group of Gerdau AmeriSteel to define the new organization's Vision, Mission and Values that we have prominently displayed in this annual report. The Vision, Mission and Values are designed to meet the diverse expectations of our employees, shareholders, customers, suppliers and communities.

Sincerely,

/s/  Jorge Gerdau Johannpeter         /s/ Phillip E. Casey

Jorge Gerdau Johannpeter              Phillip E. Casey
Chairman of the Board                 President and CEO


April 7, 2003



6  Annual Report 2002

                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-  Safety
-  Integrity
-  Customer Driven Culture
-  Investment in People, Processes, and Technology
-  Engaged Employees
-  Open Communication
-  Community and Environmental Awareness
-  Profitability



                                                             Gerdau AmeriSteel 7

                              Pro Forma Financials

On October 23, 2002, Gerdau S.A. (NYSE: GGB) merged its North American operations (Gerdau Canada and AmeriSteel Corporation, or "Gerdau North America") with Co-Steel Inc. to form Gerdau AmeriSteel Corporation. Actual Canadian GAAP results were net income of $11.1 million on net sales of $1,036.1 million for the year ended December 31, 2002, or $.07 per share basic and fully diluted. These actual results reflect full year operations for Gerdau North America, the predecessor company for accounting purposes, with the former Co-Steel results added for the period October 23 through December 31, the period since the combination.

Gerdau AmeriSteel believes that the pro forma results, which reflect a full year of Co-Steel operations, adjusted for the impact of purchase price allocations and resulting acquisition accounting entries, are a more informative disclosure on the combined operations.

Gerdau AmeriSteel's pro forma net income was $33.1 million, or $.15 per share for the year ended December 31, 2002. Pro forma EBITDA was $175.4 million for the year. Included in pro forma net income and EBITDA are non-recurring pretax cash gains of $9.1 million for the full year period. All figures are in US dollars and Canadian GAAP.

The tables below summarize the combined pro forma results of Gerdau AmeriSteel, for the year ended December 31, 2002. The information has been prepared as if the combination had taken place at the beginning of the period.

The following table reconciles actual net income to pro forma net income, and pro forma net income to pro forma EBITDA for the year:

                                                          Year ended December 31, 2002
US$(000s)
Net Income, actual                                                 $ 11,132
Adjust Co-Steel for pre-acquisition period to
October 23, 2002 *                                                    5,699
Adjust to reflect income impact of Co-Steel
purchase price allocations                                            3,731
Adjust interest for debt converted to equity                         10,862
                                                                   --------
Adjust for minority interest                                          1,707
Net Income, pro forma                                                33,131
Interest and foreign exchange                                        38,833
Income taxes                                                          7,170
Depreciation and amortization                                        90,494

Non-cash write-down of investment                                     5,780
                                                                   --------
EBITDA, pro forma                                                  $175,408
                                                                   --------

* Includes pre-acquisition tax refund of $1.9 million received in the fourth quarter but accounted for as a pre-acquisition receivable.



8  Annual Report 2002

                       Gerdau AmeriSteel and Subsidiaries

Consolidated Statements of Financial Position
(US$ in thousands)

                                                    December 31, 2002
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                             $    16,361
  Accounts receivable, net                                  172,745
  Inventories                                               351,400
  Deferred tax assets and recoverable                        11,417
  taxes
  Other current assets                                        2,997
                                                        -----------
TOTAL CURRENT ASSETS                                        554,920
PROPERTY, PLANT AND EQUIPMENT
  Fixed assets at cost                                    1,118,308
  Less accumulated depreciation                            (219,360)
                                                        -----------
NET PROPERTY, PLANT AND EQUIPMENT                           898,948
GOODWILL                                                    114,374
OTHER ASSETS                                                  3,159
                                                        -----------
TOTAL ASSETS                                            $ 1,571,401
                                                        -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable & accruals                     $   214,266
  Other current liabilities                                  30,072
  Bank indebtedness                                          23,379
  Current maturities of long-term borrowings                 83,942
                                                        -----------

TOTAL CURRENT LIABILITIES                                   351,659
LONG-TERM BORROWINGS, LESS CURRENT PORTION                  411,833
OTHER LIABILITIES                                            99,341
DEFERRED TAX LIABILITIES                                     82,158
MINORITY INTEREST                                            33,312
SHAREHOLDERS' EQUITY
  Invested capital                                          513,400
  Convertible debentures                                     79,134
  Retained earnings                                           1,329
  Cumulative foreign currency                                  (765)
                                                        -----------
                                                            593,098
                                                        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 1,571,401
                                                        -----------


Gerdau AmeriSteel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. For 2002, it includes non-recurring cash gains and losses, and excludes non-recurring non-cash items. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the company's performance or to cash flows from operations as a measure of liquidity and cash flows. The company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined at the beginning of the periods indicated and at December 31, 2002 as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau AmeriSteel would have been had the combination of Co-Steel and Gerdau S.A.'s North American operations actually taken place at the beginning of the periods indicated or on December 31, 2002. In addition, these statements do not purport to project the company's results of operations for any future periods or its financial position at any future date.


Consolidated Statements of Income
(US$ in thousands)

                                                  Pro forma
                               Year ended December 31, 2002
 NET SALES                                      $ 1,676,176
 Operating Expenses:
  Cost of sales                                   1,429,094
  Selling and administrative                         80,741
  Depreciation                                       89,322
  Other operating income                             (9,067)
                                                  1,590,090
                                                -----------
 INCOME FROM OPERATIONS                              86,086
 OTHER EXPENSES
  Interest                                           39,039
  Amortization of deferred financing costs            1,172
  Foreign exchange gains                               (206)
  Write-down portfolio investment                     5,780
 INCOME BEFORE INCOME TAXES                          40,301
 INCOME TAX (BENEFIT) EXPENSE                         7,170
                                                -----------
 NET INCOME (LOSS)                              $    33,131
                                                -----------


                                                                        Pro forma
                                                     Year ended December 31, 2002
                                                         Tons                  %
                                                      ---------             -----
Total Finished Steel Shipments                        5,152,530
                                                      ---------
  Rebar                                               1,275,267              24.8%
  Merchant/Structural/Specials                        1,859,020              36.1%
  Rod                                                   652,869              12.7%
  Flat Rolled                                           709,835              13.8%
  Fabricated Steel                                      655,539              12.7%
Weighted Average Selling Price  US$/Ton
  Mill External Shipments                                                   $ 283
  Fabricated Steel Shipments                                                $ 433
Scrap charged - US$/Ton                                                     $  89
Metals Spread -  US$/Ton (Mills External)                                   $ 193
Production - Melt Shop                                5,469,532 tons
Production - Rolling  Mill                            5,147,867 tons


                                 US$ million        US$/Ton
                                 -----------        -------
 EBITDA
   Operating                          $175.4           $34
 Income
   Interest                           $ 86.1           $17
 Expense
   Capital                            $ 39.0           $ 8
 Expenditures
   Total                              $ 44.7
 Shares Outstanding              198,092,154



                                                            Gerdau AmeriSteel  9

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

This report contains certain forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to our management. Such statements include, among others,
(i) the benefits anticipated to be realized from the merger with Co-Steel, Inc.
(ii) the highly cyclical nature and seasonality of the steel industry, (iii) the fluctuations in the cost and availability of raw materials, (iv) the possibility of excess production capacity, (v) the potential costs of environmental compliance, (vi) the risks associated with potential and recent acquisitions,
(vii) further industry consolidation, (viii) the impact of inflation, (ix) global economic factors and trade imbalances, and (x) the fluctuations in the cost of electricity. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements, and our future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. The following presentation of management's discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the Notes thereto. All dollar amounts are reported in United States dollars unless otherwise indicated.

ACQUISITION OF CO-STEEL, INC.

On October 23, 2002, Gerdau S.A., the ultimate parent company of Gerdau S.A.'s operations in Canada and the United States (the "Gerdau North America Group") completed a business combination with Co-Steel, Inc. ("Co-Steel") that resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of the combined entity's total common shares. A portion of these shares were issued to minority shareholders of AmeriSteel Corporation ("AmeriSteel"). In connection with the merger, Co-Steel's name was changed to Gerdau AmeriSteel Corporation (the "Company" or "Gerdau AmeriSteel"). Certain related party loans payable of the Gerdau North America Group were converted into equity prior to the merger. The transaction was accounted for using the reverse-take-over method of purchase accounting. Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group, became the owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts of Gerdau AmeriSteel for all periods prior to the date of merger. Consolidated financial statements include the accounts of the Company and its subsidiaries. For the year ended December 31, 2002, they include full year results for the Gerdau North America Group's operations, and results for the period from October 23, 2002, through December 31, 2002, the period subsequent to the acquisition, for the former Co-Steel operations.

IMPACT OF ACQUISITION BY GERDAU

As a result of the combination of Co-Steel with the Gerdau North America Group, the combined company will realize several benefits. Economies of scale will result from improved production scheduling at the mills. Geographic and product diversification will result in Gerdau AmeriSteel being able to market a fully competitive range of products to its North American customers. Downstream operations will benefit from improved supply capabilities as well as being captive markets for some of the Company's mill products. Cost savings are expected primarily from savings in freight, improved production scheduling at the mills, and scrap rationalization. Gerdau AmeriSteel will have an improved leverage position compared to Co-Steel, greater earnings stability through diversification, and strong sponsorship from its principal shareholder, Gerdau S.A. This sponsorship will be reflected in greater sharing of knowledge in engineering, operations and administration through best practices procedures.

10 Annual Report 2002

Although the combination has been completed, Gerdau AmeriSteel is currently operating in the short term under the pre-existing debt arrangements and associated covenants of the individual companies until the Company's consolidated debt can be restructured and refinanced. The Company is currently in compliance with the covenants, or has received waivers for non-compliance, under its debt agreements and management believes its business fundamentals have been enhanced as a result of the combination. In January and February 2003, Gerdau S.A. made loans totaling $30 million to subsidiaries of Gerdau AmeriSteel to increase liquidity within the group. These loans will be used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but it is the intent of the Company to repay these loans as soon as practicable. In order to improve the long-term financial flexibility of Gerdau AmeriSteel, extend duration, ease administrative complexities and better utilize its collateral the Company has embarked on a refinancing program which is expected to be completed in the second quarter of 2003.

SELECTED COMBINED FINANCIAL DATA

The following table presents selected historical financial information for Gerdau AmeriSteel as of and for each of the fiscal years in the four-year period ended December 31, 2002. This information represents the historical financial data of Gerdau AmeriSteel Corporation as successor to Co-Steel after the combination with Co-Steel. Financial results prior to October 23, 2002 reflect only the results of the Gerdau North America Group and do not include the results of the former Co-Steel operations. The information has been prepared in accordance with Canadian generally accepted accounting principles and, for the years ended December 31, 2002 and 2001, has been derived from Gerdau AmeriSteel's audited combined financial statements included in this document. We encourage you to read this financial information in conjunction with the combined financial statements, and related notes.



                                    December 31,        December 31,         December 31,        December 31,
                                       2002                2001                 2000                1999
                                                         ($(000s) except per share data)
Sales                              $  1,036,055        $     840,836         $    922,725        $    401,429
Income from Operations                   53,180               43,325               59,142              58,549
Net Income (Loss)                        11,132               (6,066)               3,943              21,928
Net Income (Loss) per Share        $       0.08        $       (0.05)        $       0.03        $       0.16
Total Assets                          1,571,401            1,061,939            1,072,089             999,203
Shareholder's Equity                    593,098               49,798               56,976              69,477
Number of Common Shares
Outstanding                         184,892,360          133,388,400          133,388,400         133,388,400

RESULTS OF OPERATIONS

The results of operations are those of Gerdau AmeriSteel, Co-Steel's successor. Gerdau AmeriSteel is comprised of operations in the Gerdau North America Group whose main operations in Canada and the United States include Gerdau Ameristeel Cambridge Inc., Gerdau AmeriSteel MRM Special Sections Inc., and AmeriSteel. Since October 23, 2002, Gerdau AmeriSteel also includes the Co-Steel operations. On December 31, 2002, AmeriSteel was an 87% owned subsidiary. The results of operations of Gerdau AmeriSteel are largely dependent on the level of construction and general economic activity in the North American market. Gerdau AmeriSteel's sales are seasonal, with sales in the June and September quarters generally being stronger than the rest of the year. Gerdau AmeriSteel's cost of sales includes the cost of its primary raw material, steel scrap, the cost of converting the scrap to finished steel products, and the cost of warehousing and handling finished steel products.


                                                            Gerdau AmeriSteel 11

YEAR ENDED DECEMBER 31, 2002 VERSUS DECEMBER 31, 2001

The following table sets forth information regarding results of operations of Gerdau AmeriSteel:

                                                  Year Ended                      Year Ended
                                             ---------------------         -----------------------
                                               December 31, 2002              December 31, 2001

                                                   (In thousands, except percentages)
Sales                                        $ 1,036,055     100.0%        $  840,836        100.0%
Cost of sales                                    867,091     83.70%           680,084         80.9%
Selling and administrative                        62,173       6.0%            56,431          6.7%
Depreciation                                      58,683       5.7%            54,877          6.5%
Amortization of goodwill                               -        --              6,582           .8%
Other operating (income) expenses                 (5,072)      (.5)%             (463)         (.1)%


Income from operations                            53,180       5.1%            43,325          5.2%
Interest expense                                  38,598       3.7%            48,852          5.8%
Loss on interest derivatives                           -         -                707           .1%
Amortization of def'd finance costs                1,172        .1%             1,180           .1%
Foreign Exchange Loss                                230        .1%               249           .1%
Income (loss) before income tax                   13,180       1.3%            (7,663)         (.9)%

Income tax expenses (benefit)                        341        .1%            (2,581)         (.3)%

Income (loss) before minority interest            12,839       1.2%            (5,082)         (.6)%

Minority interest                                 (1,707)      (.2)%             (984)         (.1)%

Net income (loss)                               $ 11,132       1.1%         $  (6,066)         (.7)%



                                                TONS SHIPPED                           AVERAGE NET SELLING PRICES
                                   ---------------------------------------     ----------------------------------------
                                      Year Ended             Year Ended           Year Ended              Year Ended
                                   December 31, 2002     December 31, 2001     December 31, 2002      December 31, 2002
                                               (Thousands)                                     (Per Ton)

MILL FINISHED GOODS
 Stock Rebar                            839                     784                   $249                $250
 Merchant Bar/Special Sections        1,424                   1,061                    304                 310
 Rods                                   166                      62                    284                 275
 Flat Rolled                            120                      --                    322                  --
                                      2,548                   1,906                    285                 284

 Fabricated Steel                       566                     588                    440                 430
 Billets                                 75                      22                    194                 188
 Total                                3,190                   2,516

Sales:

Sales in the year ended December 31, 2002 were $1,036.1 million compared to $840.8 million in the year ended December 31, 2001, an increase of $195.2 million. The acquisition of the Cartersville mill in December 2001 resulted in additional sales of $84.1 million during the year ended December 31, 2002 compared to the year ended December 31, 2001. The merger with Co-Steel in October 2002 resulted in additional sales of $122.4 million compared to the year ended December 31, 2001. Excluding Cartersville and the former Co-Steel operations, sales declined by $11.2 million, and finished tons shipped remained relatively flat in the year ended December 31, 2002 compared to the year ended December 31, 2001. Pricing of mill finished products in the fourth quarter remained at roughly the same levels as the immediately preceding quarter, and are up about 5% from the same period last year. Average merchant bar prices were up almost 10% in the fourth quarter compared to the same prior year period while rebar prices remained relatively flat. For the year, average mill finished goods selling prices were $285 per ton, up by less than 2% from last year's average. Fabricating sales were down approximately 5% in the fourth quarter from the same period last year and ended the year down approximately 3%.


12 Annual Report 2002

COST OF SALES:

Cost of sales for the year ended December 31, 2002 was $867.1 million compared to $680.1 million for the year ended December 31, 2001, an increase of $287 million. Compared to last year, the addition of the Cartersville mill in December 2001 resulted in increased cost of sales of $78.9 million, while the October 2002 merger with Co-Steel resulted in $110.5 million additional cost of sales. Yielded scrap costs, which comprise approximately 35% to 40% of Gerdau AmeriSteel's cost of sales, increased by approximately $8 per ton in the year ended December 31, 2002 compared to the year ended December 31, 2001, with a fourth quarter surge in scrap costs that resulted in an average $15 per ton increase in the fourth quarter compared to last year. Costs have increased as a result of higher demand for scrap in both export and other U.S. steel markets as the Section 201 tariff relief has resulted in increased production at U.S. mills, primarily in the flat rolled market.

SELLING AND ADMINISTRATIVE:


Selling and administrative expenses for the year ended December 31, 2002 were $62.1 million compared to $56.4 million for the year ended December 31, 2001, an increase of $5.7 million, due primarily to the addition of the Cartersville mill ($0.6 million) and Co-Steel ($3.8 million.) Higher professional fees relating to consulting engagements for strategic development initiatives, improved performance incentive pay, severance pay and the incremental costs associated with the acquisition of AmeriSteel Bright Bar, Inc. ("ABB") account for the rest of the increase.

DEPRECIATION:

Depreciation for the year ended December 31, 2002 was $58.7 million compared to $54.9 million for the year ended December 31, 2001, an increase of $3.8 million due primarily to the addition of Co-Steel operations ($7.0 million) and Cartersville ($0.9 million) which was partially offset resulting by a change in estimated useful lives of Gerdau Canada's property, plant and equipment.

GOODWILL AMORTIZATION:

Due to changes in accounting standards, goodwill is not subject to amortization after fiscal 2001, therefore there was no goodwill amortization expense for the year ended December 31, 2002 compared to $6.6 million for the year ended December 31, 2001.

OTHER OPERATING INCOME:

Other operating income for the year ended December 31, 2002 relates to a $6.1 million insurance settlement in the fourth quarter of 2002 partially offset by $1.0 million in costs associated with the closing of the Wilmington and St. Albans fabricating plants. Other operating income for the year ended December 31, 2001 consists of a non-recurring net gain of $2.8 million from cash settlements from graphite electrode suppliers and a prior year tax refund of $0.7 million. These are partially offset by a charge of $2.6 million relating to a loss on investment and a $0.4 million charge relating to insurance claims deductibles.

INTEREST EXPENSE:

Interest expense was $38.6 million for the year ended December 31, 2002 compared to $48.9 million for the year ended December 31, 2001, a decrease of $10.3 million, due primarily to the conversion of $325.8 million of related party debt to equity in connection with the acquisition of Co-Steel. Related party interest expense, net of interest income, was $14.0 million for the year ended December 31, 2002 compared to $25.0 million for the year ended December 31, 2001, a decrease of $11 million, due primarily to the conversion of debt to equity. The debt relating to the Co-Steel operations added $4.0 million interest expense during the period October 23 through December 31, 2002. Lower interest rates on the Company's LIBOR denominated debt and normal day-to-day fluctuations in borrowings accounted for approximately $3.3 million of savings compared to the prior year.

SEGMENTS:

Gerdau AmeriSteel has two primary business unit segments: (a) mills and (b) downstream. Mill operation profits for the year ended December 31, 2002 were $50.0 million compared to $42.9 million for the year ended December 31, 2001, an increase of $7.1 million. The acquisition of the Cartersville mill in December 2001 resulted in increased volumes of approximately 283,000 tons of finished steel in 2002 and essentially broke even at an operating income level. The former Co-Steel mills included from October 23, 2002, resulted in increased volumes of 370,000 tons of finished steel and also essentially broke even at an operating level for the 2.25 month period from October 23 through December 31, 2002. AmeriSteel's mill operations improved from $19.7 million in the year ended December 31, 2001 to $20.6 million in the year ended December 31, 2002, largely due to improved pricing in its merchant bar products. Profits from Gerdau Canada's mill segment increased from $23.2 million for the year ended December 31, 2001 to $28.9 million for the year ended December 31, 2002. Improved merchant bar prices, and to a lesser extent rebar prices, combined to add approximately $2.2 million to mill segment profits, and a change in estimated useful lives of property plant and equipment in one of the Canadian mills resulted in a $3.2 million reduction of depreciation expense.



                                                            Gerdau AmeriSteel 13

The downstream segment is made up principally of rebar fabrication, merchant bar value added businesses, and wire mesh and collated nails. Profits from the downstream segment were $8.8 million for the year ended December 31, 2002 compared to $13.0 million for the year ended December 31, 2001, a decrease of $4.2 million. The closure of two redundant rebar fabricating plants in the U.S. resulted in a charge of $1.0 million in 2002. Rebar fabricating profits also declined as a result of lower prices and higher material costs in the year ended December 31, 2002. Because the fabricating division's backlog is approximately nine months of shipments, rebar price increases are not immediately passed along to customers. The combination of lower shipments and higher rebar costs resulted in $5.6 million lower profits in the year ended December 31, 2002 compared to the prior year. Partially offsetting rebar fabricating declines were improved results in the other downstream operations which include rail spike operations, a wire mesh and collated nail plant, and cold drawn merchant bar plants. These business units added approximately $2.7 million to downstream segment profits in 2002 compared with 2001, through a combination of higher prices and volumes. See "NOTE 18 TO GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002 - SEGMENT INFORMATION" FOR A RECONCILIATION OF SEGMENT SALES AND PROFITS TO CONSOLIDATED RESULTS.

LIQUIDITY AND CAPITAL RESOURCES

Please refer to "NOTE 7 TO GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002 - LONG-TERM DEBT" for a more detailed discussion of the Company's debt structure and obligations. Gerdau AmeriSteel's liquidity is primarily dependent upon three separate credit arrangements, one in the U.S. and two in Canada.

A)       US CREDIT FACILITY

         The main U.S. subsidiary, AmeriSteel, had as its primary financial obligation outstanding on December 31, 2002 a Revolving Credit Agreement. It is collateralized by first priority security interests in substantially all accounts receivable and inventory of AmeriSteel as well as a lien on AmeriSteel's Charlotte Mill property, plant and equipment. The $285 million Revolving Credit Agreement includes a $100 million term loan that amortizes at the rate of 25% per year beginning in December 2001. The loan matures in September 2005. The Revolving Credit Agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. AmeriSteel was in compliance with the provisions of the Revolving Credit Agreement through December 31, 2002. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate on the Revolving Credit Agreement at December 31, 2002 was approximately 4.0%.

         As of December 31, 2002, the Revolving Credit Agreement, including the term loan component, had approximately $170.0 million outstanding of which $44.8 million was allocated to letters of credit (most of which are being provided as credit backing for AmeriSteel's outstanding Industrial Revenue Bonds and insurance obligations). These Industrial Revenue Bonds were issued to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The latest bond is associated with the Cartersville cold drawn facility, acquired from Republic Technologies in June 2002 in the amount of $3.6 million. The interest rates on these bonds range from 50% to 75% of the prime rate. The Industrial Revenue Bonds mature in 2003, 2014, 2017 and 2018.

         As of March 31, 2003 availability under the Revolving Credit Agreement is approximately $37.1 million. In April 2003, AmeriSteel received a waiver from its lenders as it expected to exceed its leverage ratio covenant of 3.75 to one due to weak operating margins in the first quarter. The Company believes AmeriSteel will be able to comply with the covenants under the Revolving Credit Agreement during the remainder of 2003.

B)       CANADA CREDIT FACILITY

         Gerdau Canada's primary financial obligation outstanding as of December 31, 2002 was a credit facility. The revolving component of this facility has an amount authorized of Cdn$73 million with Cdn$43.2 borrowed at December 31, 2002. The revolving facility is secured with a pledge of accounts receivable and inventory by Gerdau AmeriSteel MRM Special Sections Inc. and Gerdau AmeriSteel Cambridge Inc. Loans borrowed under the revolving facility carry interest at floating market rates approximating the bank's prime rate plus 1.75%, or Bankers' Acceptance plus 2.75%. The term component of the facility is Cdn$97.5 million at December 31, 2002 and is fully drawn. Loans borrowed under the term facility carry interest at floating market rates approximating the bank's prime rate plus 1.75%, or Banker's Acceptance


14 Annual Report 2002
         plus 2.75%. Collateral for the credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau AmeriSteel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of Cdn$20 million,
         (ii) pledges and guarantees of various subsidiaries of Gerdau Ameristeel, and (iii) a guarantee by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders. This credit facility contains certain covenants, including the requirement to maintain financial ratios and limitations on indebtedness, investments and disposition of assets and dividends. Loans of this facility become due January 15, 2004. The Company was not in compliance with certain covenants under this facility at December 31, 2002 and anticipates it may not be in compliance in fiscal 2003. The Company has received waivers for non-compliance with certain covenants from its lenders as of December 31, 2002 and for the remainder of fiscal 2003.

         The term component of this facility is fully drawn as of March 31, 2003 with approximately Cdn$10 million currently available under the revolver.

C)       CO-STEEL CREDIT FACILITY

         In addition to the U.S. and Canadian credit facilities, as a result of the merger with Co-Steel, Gerdau AmeriSteel is subject to additional credit facilities with lenders to the former Co-Steel. As of December 31, 2002, the Co-Steel credit facilities included a revolving credit agreement with $90 million outstanding and notes payable totaling $97 million. The revolving facilities bear interest at the banker's acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA ratios. The term loans bear interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The revolving facilities expire on January 15, 2004 and the term facilities reduce by $59 million on January 15, 2004, and by $12.5 million on July 15th in each of the years 2004 to 2006. The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities. As of March 31, 2003 availability under the Co-Steel facilities is approximately $6.0 million and $204 million is outstanding. The Company's unsecured, subordinated convertible debentures in the principal amount of Cdn$125 million bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of the Company at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues Common Shares in a customary offering. The debentures are redeemable after April 30, 2002, at the option of the Company at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of Common Shares based on their market value at the time of redemption.

         As the convertible debentures can be redeemed by the Company by the issuance of Common Shares, the debenture obligations are classified as shareholders' equity. Interest on the shareholders' equity component, net of related income taxes, has been charged to reinvested earnings, and was deducted from the net earnings or added to net loss in calculating basic earnings per share.

         As a result of operating under three separate and distinct credit arrangements, Gerdau AmeriSteel is required to maintain "status quo" segregation of operations as if the business combination had not taken place in order to satisfy lenders' lien rights. Under the status-quo agreement, the Company may not be able to manage treasury functions, including cash management, in the most efficient manner, and available cash, while adequate under one credit arrangement, may not be available to offset a shortfall under one of the other credit arrangements.

         Interest payments on the outstanding debt are payable monthly, quarterly or semi-annually depending on the individual debt agreements. Interest on the Company's convertible debentures is due semi-annually. Interest on the revolving credit agreements is due monthly or quarterly as required of each borrowing tranche. Total cash interest payments are approximately $40 million per year. Except for interest payments due in April and October of Cdn$4.1 million each, interest payments are made relatively equally throughout the year based on the borrowing tranches selected. Gerdau AmeriSteel has discretion in selecting borrowing tranches and therefore has the ability to manage, in part, when payments are made.

         Each of the three credit facilities has separate financial ratios which must be maintained or met. AmeriSteel reports quarterly to its lenders the following items: debt to EBITDA ratio, consolidated net worth, interest coverage ratio, and capital expenditures. It also must comply with other covenant ratios including EBITDA to cash interest expense. Gerdau Canada also reports quarterly to its lenders on the following


                                                            Gerdau AmeriSteel 15
         items: current ratio, debt service coverage ratio, interest coverage ratio, debt to EBITDA, debt to net worth, and tangible net worth. Gerdau AmeriSteel reports monthly to its lenders under the facility that was originally with Co-Steel and must comply with the covenants including the following: current ratio, debt to EBITDA, free cash flow, tangible net worth, and other tests against forecasted results. In the first quarter of 2003, Gerdau S.A. made loans totaling $30 million to subsidiaries of the Company to increase liquidity within the group. These loans will be used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but it is the intent of the Company to repay these loans as soon as practicable. In order to improve the long-term financial flexibility of Gerdau AmeriSteel, extend duration, ease administrative complexities and better utilize its collateral the Company has embarked on a refinancing program which is expected to be completed in the second quarter of 2003. The Company is optimistic that it will complete the refinancing on favorable terms and conditions within the second quarter; however if it is unable to do so, the Company would be required to extend and negotiate substantive amendments to its existing credit agreements and/or obtain additional capital or financing from other sources.

         The Company spent $33.4 million on capital projects for the year ended December 31, 2002 and $28.4 million for the year ended December 31, 2001, an increase of $5.0 million. $2.8 million of these capital expenditures were made at Co-Steel operations after October 23, 2002 and $3.5 million was spent during the year on Cartersville which was acquired in December 2001. The Company anticipates spending approximately $75 million on capital projects in 2003 of which $16 million will be spent by the Co-Steel operations. Also for fiscal 2003, $29 million of capital expenditures relates to projects committed to in 2002. These carryover projects include rolling mill electrical control system upgrades at the Charlotte mill; an additional warehouse at the Cartersville mill; a new baghouse at the Cambridge mill; and a caster upgrade at the Jackson mill. New capital expenditure projects for fiscal 2003 are approximately $60 million of which $17 million is expected to carryover to fiscal 2004. The largest of these projects is a warehouse at the Whitby mill ($7 million) with no other single project estimated to be more than $2.3 million. Approximately $3.5 million of the anticipated capital expenditures is related to safety projects across several operations, with the remaining projects being largely discretionary.

RISK AND UNCERTAINTIES

The following is a discussion of some of the risks and uncertainties that relate to Gerdau AmeriSteel and its business. In this section, "we", "us", and "our" refer to Gerdau AmeriSteel and its subsidiaries.

The global steel industry is highly competitive and capital intensive which may cause our production or sales to decline. We compete with numerous foreign and domestic producers, including both integrated and minimill producers. Some of our competitors have greater financial and capital resources than we do, and some continue to invest heavily to achieve increased production efficiencies and improved product quality. Competition is based on price, quality, and the ability to meet customers' product specifications and delivery schedules. In addition, in the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and composite materials. We may be adversely affected by excess industry capacity, the potential for currently idled facilities to be restarted, and excess supply of some products and a number of potential steel substitutes. The highly competitive nature of the industry may in the future exert downward pressure on prices for certain of our products, which could adversely affect our sales.

All of our steel making production facilities are minimills -- production facilities that produce steel by melting scrap metal in electric arc furnaces. The competitiveness of minimills relative to integrated mills (production facilities that produce steel from coke and iron ore) is influenced somewhat by the cost of scrap, which represents a significant production cost for minimills. If scrap prices were to increase significantly without a commensurate increase in finished steel selling prices, the competitive position of minimills compared to integrated mills could be materially adversely affected. Future increases in the prices paid for scrap and other inputs could cause our production to decline.

Despite recent industry developments and trade regulation efforts, we may not be able to successfully reduce imports of steel or improve steel prices.

Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the U.S. and Canadian markets are at historically high levels and often at prices below their production and export costs, with a corresponding negative impact on domestic prices. Despite favorable anti-dumping rulings on rebar from several countries early in 2001 by the United States International Trade Commission, imports of rebar into the U.S. have continued at very high levels.

Canada and Mexico have been excluded from tariffs imposed by the


16 Annual Report

U.S. Canada and Mexico are now concerned that steel imports initially destined to the U.S. may now be rerouted to Canada and Mexico. Such rerouting could result in a substantial surge of imports into Canada and Mexico, causing a further price depression in these countries. In 2002, the Canadian International Trade Tribunal (the "CITT") made a finding of serious injury in respect of rebar and structural shapes and recommended that Canada impose a 15% declining tariff on rebar and a tariff rate quota on structural shapes. The tariffs imposed by the U.S. and CITT findings may not reduce imports or result in improved prices. In addition, the U.S. and Canadian safeguard remedies have limited time horizons. It therefore is possible that unfairly priced imports could enter into the North American markets at a future date, resulting in further price depressions, which would adversely affect our ability to compete and our sales levels.

The cyclical nature of the steel industry and negative economic conditions in North America and worldwide may cause fluctuations in our revenue and profitability. The steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. We are particularly sensitive to trends in cyclical industries such as the construction, appliance, machinery and equipment, and transportation industries, which are significant markets for our products. In addition, certain of our customers have been adversely affected by the recent North American and worldwide recession, particularly following the events of September 11, 2001, which has resulted in and which may in the future result in defaults in the payment of accounts receivable owing to us. Market conditions for steel products in the North American market have fluctuated over the years and have been difficult since the third quarter of 2000. A significant portion of our products is destined for the construction industry and the steel service industry. Both of these markets have experienced lower demand in recent periods. Demand for our finished steel products, notably rebar, light structural shapes, and flat rolled steel, will be significantly affected by the relative strength of the construction sector in North America. Events or conditions having an adverse effect on the steel industry generally or on our markets in particular could occur or continue. Such events or conditions could include, for example, a further economic downturn, an increase in steel imports, an increase in production resulting in over-supply in the markets in which we will operate, an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies, or an increase in North American or international competition, or other events or conditions that we cannot predict. Any such event or condition could have a material adverse effect on our financial condition or results of operations. Our profit margins could be adversely affected by a significant increase in our raw material and energy costs.

All of our production facilities are minimills -- production facilities that produce steel by melting scrap metal in electric arc furnaces. Our operating results are strongly linked to the cost of steel scrap and scrap substitutes, which are the primary input for our minimill facilities. Steel scrap prices are relatively higher during the winter months due to the impact of weather on collection and supply efforts. Realized selling prices for our end products cannot always be adjusted in the short-term to recover the cost of increases in steel scrap prices, but generally tend to reflect increases or decreases in these prices.

Approximately half of all steel products in North America currently are made in electric arc furnaces that utilize steel scrap. The increasing rate of steel scrap consumption has placed upward pressure on the price of steel scrap. The availability of and prices for scrap are subject to market forces and governmental regulation largely beyond our control, including demand by North American and international steel producers, freight costs, and speculation. If scrap prices were to increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. Future increases in the prices paid for scrap and other inputs could materially adversely affect our operating margins and our results of operations. We do not have long term contracts for natural gas and oxygen and are therefore subject to market variables and pricing swings that could materially adversely affect our operating margins and our results of operations.

Most of our operations have long-term electricity supply contracts with either major utilities or energy suppliers. These contracts typically have two components to them: a firm portion and an interruptible portion. The firm portion supplies a base load for each plant's rolling mill and auxiliary services. The interruptible portion supplies the electric arc furnace load. The interruptible portion of the contract represents up to 60% to 70% of the total load and, for the most part, is based on a spot market price of electricity at the time it is being used. We therefore have significant exposure to the variances of the electricity spot market.

We may not be able to pass on increases in the price of steel scrap or other raw materials and, consequently, any such increases may adversely impact our profitability.

Although each of our plants can use oil as an alternate fuel when natural gas has been interrupted, any interruption in the supply of energy, whether scheduled or unscheduled, could materially adversely affect our costs, sales and earnings.


                                                            Gerdau AmeriSteel 17

Our pension plans are currently underfunded and continued adverse market conditions may require us to make cash payments and reduce the cash available for our business.

The Lasco Hourly-Rated Employees' Pension Plan, a benefit plan maintained by a division of Gerdau AmeriSteel, had an excess of actuarially computed benefits over plan assets of approximately Cdn$7.3 million as of January 1, 2002. Funding of this plan was approximately Cdn$12.2 million in 2002 and is expected to be approximately Cdn$8.6 million in 2003. We have an unfunded liability in respect of the Group Supplementary Retirement Plans for Senior Management Employees of Gerdau AmeriSteel in the estimated amount of Cdn$10.1 million. This amount takes into consideration the change of control provisions contained in the employment arrangements of certain of our senior executives. This liability is secured by a letter of credit. The projected benefit obligations under the Lasco benefit plans and the Group Supplementary Retirement Plans for Senior Management Employees of Gerdau AmeriSteel in excess of the fair value of the plans' assets have been recorded as a liability in connection with the purchase accounting for the reverse acquisition of Co-Steel by Gerdau S.A.

The defined benefit AmeriSteel Retirement Plan had a deficiency of approximately $9.7 million as of December 31, 2002. We have an unfunded liability in respect of the Pension Plan for Union Employees of Mandak Metal Processors in the estimated amount of Cdn$120 thousand.

We anticipate the above deficiencies to be larger at this time based on the recent performance of the North American equity markets. Our pension and retirement plans are in compliance with applicable Canadian and U.S. regulatory, funding requirements and filings. It is expected that cash funding requirements in 2003 will be in the range of $10 million to $20 million which is comparable to the funding requirements in 2002.


The Co-Steel operations recorded a fair valuation acquisition pre-tax adjustment of $36.8 million. This charge did not result in loan covenant violations.

The primary rate used to measure Gerdau AmeriSteel's post-retirement benefit obligation is the discount rate. For year-end purposes, and for the above valuation purposes, Gerdau AmeriSteel used a 6.5% discount factor for Canadian plans and a 6.75% discount factor for U.S. plans. Each half percentage change in the discount factor corresponds to an approximate 7%-9% change in the post-retirement benefit obligations, which was approximately $300 million at December 31, 2002. A half percentage change in the rate of return on plan assets corresponds to a change in pension expense of approximately $1.1 million. We may have to make substantial cash payments to fund our underfunded pension plans if market conditions do not improve over the next fiscal year, which would reduce the cash available for our business.

We may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions.

We have approximately 4,800 employees, of which approximately 1,300 are represented by the United Steelworkers of America under four collective bargaining agreements. These agreements have different expiration dates beginning February 2004. Certain recycling facilities have approximately 60 employees represented by three different unions under collective agreements that expire in the first half of 2003 and are currently being renegotiated. We may be unable to successfully negotiate new collective bargaining agreements for these employees without any labor disruption. Labor organizing activities could occur at one or more of our other facilities. Other labor difficulties could arise at our facilities or at other companies upon which we are dependent for raw materials, transportation, or other services. Any such activities or difficulties could result in a significant loss of production and revenue and have a material adverse effect on our financial condition, or results of operations.

Compliance with environmental laws is costly and onerous and may reduce our profitability.

As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at the federal, state and provincial levels over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that management believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such EAF dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for


18 Annual Report 2002
each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as of December 31, 2002 to be approximately $6.3 million, with these costs recorded as a liability in the Company's financial statements, of which the Company expects to pay approximately $5.1 million during the year ended December 31, 2003. An additional liability of $8.6 million was recorded in 2002 with respect of certain environmental obligations which were triggered by the change in control of Co-Steel in certain jurisdictions in which Co-Steel operated. This liability was recorded in the Company's financial statements at the present value of the estimated future costs of these obligations.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation will not differ from the estimated remediation costs.

In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site.

Carbon monoxide emissions at Gerdau Ameristeel Perth Amboy exceeded permitted levels on several occasions during 2001 and early 2002. These episodes were promptly reported to the New Jersey Department of Environmental Protection (NJDEP). Gerdau Ameristeel is conducting investigations to determine the cause of these episodes, what steps can be taken to reduce emissions and whether the Gerdau Ameristeel Perth Amboy environmental permits require modification. Discussions with the NJDEP regarding permit and compliance issues are in a preliminary stage. Penalty assessments expected to total approximately $400 thousand, have been accrued.

Inflation may affect our profitability.

Gerdau AmeriSteel's primary costs include ferrous scrap, energy and labor, all of which can be affected by inflationary conditions. Gerdau Ameristeel has generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions which are driven primarily by the level of construction activity. Other factors that may limit Gerdau AmeriSteel's ability to pass on cost increases in materials is over-capacity in the North American steel industry and dumping of foreign produced steel.

We are exposed to fluctuations in interest rates.

The interest rates charged on our debt are predominantly variable, the majority of which is based on LIBOR (London Interbank Offered Rate). In November 1999, Gerdau Canada hedged $68 million of its debt (the "notional amount") via interest rate swaps that in effect resulted in fixed interest rates on the notional amount. Under two separate swap arrangements, the notional amounts declined on predetermined dates by predetermined amounts. The first swap ran for a period of three years and terminated on November 4, 2002. The second swap terminates September 2004. The notional amount swapped is currently $17 million. In late 2001, Gerdau USA hedged $55 million of its debt via interest rate swaps that in effect result in a fixed interest rate on $55 million for a period of four to five years. As a result, Gerdau USA has reduced its exposure to fluctuations in interest rates with the result being that approximately 33% of the US operations' debt is subject to changes in interest expense due to fluctuations of interest rates in the markets. A 10% change in interest rates would result in a change in annual interest expense of less than $0.5 million. The value of our interest rate swaps changes from period to period due to changes in the swap yield curve relative to the swap yield curve on the date it was entered into, and adjusted for the shortening duration. Generally the market value of the swap instrument will decline if interest rates remain lower than forecasted and will increase in value if interest rates rise faster than anticipated.


                                                            Gerdau AmeriSteel 19

                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF GERDAU AMERISTEEL CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings(loss), of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles which, as described in Note 2, are generally accepted in Canada. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gerdau Canada Group, a company under common control, as of December 31, 2001 and for the year then ended, which statements reflect total assets of $330,463,000 and total revenues of $237,442,000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gerdau Canada Group, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, the Company adopted the provisions of CICA Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002.


/s/ PricewaterhouseCoopers LLP

January 24, 2003 except for certain information contained in Notes 3 and 20, as to which the date is April 4, 2003

Orlando, Florida


20  Annual Report 2002

                       CONSOLIDATED FINANCIAL STATEMENTS
             December 31, 2002 and 2001 (Canadian GAAP/U.S. Dollar)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheet
(US$ in thousands)



                                                                   DECEMBER 31,          DECEMBER 31,
                                                                      2002                  2001
                                                                   -----------           -----------
ASSETS

CURRENT ASSETS
         Cash and cash equivalents                                 $    16,361           $     5,087
         Accounts receivable, net of allowance for
           doubtful accounts of $4,688 (2001 - $2,210)                 172,745                97,327
         Inventories (note 4)                                          351,400               211,420
         Future tax assets (note 10)                                    11,417                 5,320
         Other current assets                                            2,997                 1,096
                                                                   -----------           -----------
TOTAL CURRENT ASSETS                                                   554,920               320,250

PROPERTY, PLANT AND EQUIPMENT (NOTE 5)                                 898,948               530,885
GOODWILL                                                               114,374               114,374
OTHER ASSETS (NOTE 8)                                                    3,159                96,430
                                                                   -----------           -----------
TOTAL ASSETS                                                       $ 1,571,401           $ 1,061,939
                                                                   ===========           ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Trade accounts payable                                    $   170,334           $    99,647
         Accrued salaries, wages and employee benefits                  43,932                16,826
         Other current liabilities (note 12)                            20,110                 9,453
         Taxes payable                                                   6,567                    --
         Interest payable                                                3,395                 6,563
         Bank Indebtedness (note 7)                                     23,379                 4,083
         Current portion of long-term borrowings (note 7)               83,942                62,977
                                                                   -----------           -----------
TOTAL CURRENT LIABILITIES                                              351,659               199,549

LONG-TERM BORROWINGS, LESS CURRENT PORTION (NOTE 7)                    411,833               251,346

RELATED PARTY BORROWINGS (NOTE 8)                                           --               405,227

ACCRUED BENEFIT OBLIGATION (NOTE 11)                                    70,166                20,746

OTHER LIABILITIES (NOTE 12)                                             29,175                 5,530

FUTURE TAX LIABILITIES (NOTE 10)                                        82,158                99,109

MINORITY INTEREST                                                       33,312                30,634
                                                                   -----------           -----------

                                                                       978,303             1,012,141
                                                                   -----------           -----------
TOTAL LIABILITIES

SHAREHOLDERS' EQUITY
       Capital stock (note 14)                                         513,400                58,364
       Convertible debentures (note 9)                                  79,134                    --
       Retained earnings (deficit)                                       1,329                (7,622)
       Cumulative translation adjustment                                  (765)                 (944)
                                                                   -----------           -----------
TOTAL SHAREHOLDERS' EQUITY                                             593,098                49,798
                                                                   -----------           -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $ 1,571,401           $ 1,061,939
                                                                   ===========           ===========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings (Loss)
(US$ in thousands, except earnings per share data)

                                                                                Year Ended           Year Ended
                                                                         -----------------    -----------------
                                                                         December 31, 2002    December 31, 2001
NET SALES                                                                       $1,036,055             $840,836
OPERATING EXPENSES
   Cost of sales                                                                   867,091              680,084
   Selling and administrative                                                       62,173               56,431
   Depreciation                                                                     58,683               54,877
   Amortization of goodwill                                                             --                6,582
   Other operating income (note 17)                                                 (5,072)                (463)
                                                                                   982,875              797,511
                                                                                ==========             --------

INCOME FROM OPERATIONS                                                              53,180               43,325
OTHER EXPENSES
   Interest, net                                                                    38,598               48,852
   Foreign exchange loss                                                               230                  249
   Loss on marketable securities                                                        --                  707
   Amortization of deferred financing costs                                          1,172                1,180
                                                                                    40,000               50,988
                                                                                ----------             --------

INCOME (LOSS) BEFORE INCOME TAXES                                                   13,180               (7,663)
INCOME TAX EXPENSE (RECOVERY)                                                          341               (2,581)
                                                                                ----------             --------

INCOME (LOSS) BEFORE MINORITY INTEREST                                              12,839               (5,082)
MINORITY INTEREST                                                                   (1,707)                (984)
NET INCOME (LOSS)                                                               $   11,132             $ (6,066)
EARNINGS PER COMMON SHARE- BASIC (note 14)                                      $     0.07             $  (0.05)
EARNINGS PER COMMON SHARE - DILUTED                                             $     0.07             $  (0.05)

                               See notes to consolidated financial statements.


22  Annual Report 2002

Gerdau AmeriSteel Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(US$ in thousands, except share data)


                                                                                            Cumulative
                                                Invested     Convertible      Retained     Translation        Deferred
                                    Shares       Capital      Debentures      Earnings      Adjustment    Compensation        Total
Balance -
December 31, 2000             $133,388,400      $ 58,619         $    --      $(1,556)          $ (11)           $(76)     $ 56,976
 Net income (loss)                                    --              --       (6,066)             --              --        (6,066)
 Subsidiary stock activity                          (255)             --           --              --              --          (255)
 Foreign exchange                                     --              --           --            (933)             --          (933)
 Reduction in deferred
 compensation                                                                                                      76            76
Balance -
December 31, 2001              133,388,400        58,364              --       (7,622)           (944)             --        49,798

 Net income                                           --              --       11,132              --              --        11,132
 Subsidiary stock activity                          (187)             --           --              --              --          (187)
 Foreign exchange                                     --              --           --             179              --           179
 Debt converted to equity                        325,948              --           --              --              --       325,948
 (note 8)
 Acquisition (note 3)           51,503,960       129,275          79,134           --              --              --       208,409

 Dividends paid                                       --              --       (2,181)             --              --        (2,181)
Balance -
December 31, 2002              184,892,360      $513,400         $79,134      $ 1,329           $(765)             --      $593,098

                                 See notes to consolidated financial statements.


                                                           Gerdau AmeriSteel  23

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
            Consolidated Statements of Cash Flows (US$ in thousands)


                                                                              Year Ended            Year Ended
                                                                       -----------------     -----------------
                                                                       December 31, 2002     December 31, 2001
OPERATING ACTIVITIES
Net income (loss)                                                               $ 11,132             $ (6,066)
Adjustment to reconcile net income to net cash
 provided by operating activities:
   Depreciation                                                                   58,683               54,877
   Amortization                                                                    1,172                7,762
   Deferred income taxes                                                         (10,428)              (2,284)
   Loss (Gain) on disposition of property, plant and equipment                     1,044                  (17)
   Unrealized foreign exchange on related party loans                                436               (6,253)
   Accrued interest on related party loans                                        (2,561)              14,144
   Loss on sale of marketable securities                                              --                3,658
   Deferred compensation                                                              --                   76
Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                            21,433               12,159
   Inventories                                                                   (17,991)              18,640
   Other assets                                                                   (9,061)                   6
   Liabilities                                                                   (19,791)               5,878
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         34,068              102,580
INVESTING ACTIVITIES
   Additions to property, plant and equipment                                    (33,482)             (28,419)
   Purchase price for acquisitions                                                (6,856)             (51,184)
   Cash acquired in acquisition                                                   18,465                   --
   Proceeds from dispositions                                                        489                  811
NET CASH USED IN INVESTING ACTIVITIES                                            (21,384)             (78,792)
FINANCING ACTIVITIES
   Term debt payments                                                            (29,503)             (58,906)
   Revolving credit borrowings (payments)                                         27,273              (31,279)
   Increase in related party loans payable                                            --               64,638
   Reductions (additions) to deferred financing costs                                705                   (4)
   Foreign exchange (loss) gain                                                     (195)                 142
   Changes in minority interest                                                    2,678                  984
   Subsidiary stock activity                                                        (187)                (232)
   Dividends paid                                                                 (2,181)                  --
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               (1,410)             (24,657)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  11,274                 (869)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   5,087                5,956
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                      $ 16,361             $  5,087
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid for interest                                                       $ 57,610             $ 45,882
   Cash paid for income taxes                                                   $  2,289             $    690

                                 See notes to consolidated financial statements.


24  Annual Report

      Notes to the Consolidated Financial Statements (US$ In Thousands)

NOTE 1 - BASIS OF PRESENTATION

The 2001 consolidated financial statements include the results and accounts of companies controlled by Gerdau AmeriSteel Corporation, a Canadian corporation, whose ultimate parent is Gerdau S.A., a Brazilian Company. The financial statements include the accounts of Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries Gerdau Ameristeel MRM Special Sections Inc., Gerdau MRM America Holding Corp., Porter Bros. Corporation, GUSAP Partners, Mandak Car Crusher Inc., MFT Acquisition Corp., 3038482 Nova Scotia Company, PASUG Inc., (combined, referred to as Gerdau Canada Group), and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. ("GUSA"), collectively, the "Gerdau North America Group". All significant intercompany transactions and accounts have been eliminated in consolidation. On October 23, 2002, the ultimate parent company of the Gerdau North America Group entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. As part of this transaction, certain related party loans payable of the Gerdau North America Group were converted into equity in October 2002. The transaction was accounted for using the reverse-take-over method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts of Co-Steel for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau AmeriSteel Corporation (the "Company" or "Gerdau AmeriSteel"). The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers and electric utilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are presented by management in accordance with accounting principles generally accepted in Canada. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION:

These consolidated financial statements include the accounts of the Company and its subsidiaries. They include full year results for the Gerdau North America operations, and results for the Co-Steel operations for the period from October 23, 2002 through December 31, 2002, which represents the period subsequent to the date of acquisition.

JOINT VENTURES AND OTHER INVESTMENTS:

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures, and are proportionately consolidated. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by review of cash flows, operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.


                                                           Gerdau AmeriSteel  25

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of customers was to deteriorate, resulting in the impairment of their ability to make payments, additional allowance may be required.

CASH AND CASH EQUIVALENTS:

The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash held in the joint venture operations are for the sole use of the joint ventures.

INVENTORIES:

Billets and finished goods are valued at the lower of cost or market value. Scrap, consumables and spare parts are valued at the lower of cost (calculated on an average basis) or replacement value. Consumables include rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations.

Interest incurred in connection with significant capital projects is capitalized. Interest costs for property, plant and equipment construction expenditures of approximately $100 thousand was capitalized for the year ended December 31, 2002 (2001 - $800 thousand). For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 15 to 30 years for buildings and improvements and 4 to 15 years for other equipment. During 2002, the Company changed the depreciable lives of certain buildings and equipment to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expense in 2002 by approximately $3.2 million.

Property, Plant & Equipment Held for Sale is carried at the lower of cost or net realizable value.

GOODWILL:

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite lives are not amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002 for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment. There was amortization of goodwill and intangible assets recorded under the prior accounting standard for 2001. In 2001, goodwill resulting from acquisitions was amortized over 20 to 25 years, the estimated lives of the related benefit.

Had goodwill not been amortized in 2001, net loss in 2001 would have been $2.1 million (versus a loss of $6.1 million), or $(0.02) per share.

DEFERRED FINANCING COSTS:

Deferred financing costs were incurred in relation to long term debt and are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date.

FUTURE INCOME TAXES:

The liability method of accounting for income taxes is used whereby future income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Future income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of future income tax assets is considered more likely than not.

PENSIONS AND POST-RETIREMENT BENEFITS:

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:


- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected


26  Annual Report 2002
         benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

-        Pension assets are valued at fair market value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES:

The Company has reserved for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION:

Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations which are accumulated in the foreign currency translation adjustment account in shareholders' equity, until there is a reduction in the net investment in the foreign operation. Assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Any corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholders' equity and are recognized in earnings when the ownership interest in the foreign operations is reduced.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in this currency.

EARNINGS PER SHARE:

The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options and the dilution impact of the convertible debenture at the stated conversion price.

STOCK OPTION PLAN:

The Company has a stock option plan described in Note 15. No compensation expense is recognized when stock options are issued to employees as the option price is equivalent to the market value of the shares at the date of grant. Consideration paid on exercise of stock options is credited to share capital. No options have been granted in 2002.

DEFERRED SHARE UNIT PLAN:

The Corporation offers a Deferred Share Unit Plan (DSUP) for members of the Board of Directors. Under the DSUP each director receives a percentage of their annual compensation in the form of deferred share units (DSUs) which are notional Common Shares of the Company. The issue price of each DSU is based on the closing trading value of the Common Shares on the meeting dates and an expense is recognized at that time. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the Common Shares at the time the conversion takes place. The value of the outstanding DSUs as at December 31, 2002 was $141 thousand (2001 - $67 thousand).

USE OF ESTIMATES:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                                           Gerdau AmeriSteel  27

NOTE 3 - ACQUISITIONS

On October 23, 2002, Brazilian Steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group in exchange for shares of Co-Steel representing approximately 74% of the shares of the combined entity. A portion of these shares will be issued to minority shareholders of AmeriSteel Corporation on March 31, 2003, as described below. The name of Co-Steel was changed to Gerdau AmeriSteel Corporation as part of the transaction. For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholders of the Gerdau North America Group have become owners of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of the operations of Co-Steel are included from the date of the transaction. The following table summarizes the fair value of assets and liabilities acquired at the date of the acquisition ($000s):

NET ASSETS (LIABILITIES) ACQUIRED


Current assets                                              $    242,252
Current liabilities                                             (130,345)
Property, plant and equipment                                    389,915
Other assets                                                        (177)
Long-term debt                                                  (219,969)
Other long-term liabilities                                      (81,386)
Net future income taxes                                           15,768
Convertible debenture (recorded as equity)                       (80,113)
                                                            ------------
                                                            $    135,945
                                                            ------------
Purchase consideration, representing
  51,503,960 Co-Steel shares at
  $2.51 per share                                           $    129,275
Plus transaction costs                                             6,670
                                                            ------------
                                                            $    135,945
                                                            ------------

Effective March 31, 2003, non-controlling shareholders holding, in the aggregate, approximately 13% of the issued and outstanding shares of AmeriSteel Corporation ("AmeriSteel"), will have their holdings exchanged for Gerdau AmeriSteel common shares in a ratio of 9.4617 Gerdau AmeriSteel shares for each common share of AmeriSteel exchanged. The acquisition of the minority interest of AmeriSteel will be accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price of the shares will be allocated to the net assets acquired based upon their relative fair values. The exchange will result in the issuance of an additional 13,199,260 shares of Gerdau AmeriSteel (see Note 20). On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau AmeriSteel ownership on July 2, 2002.

On December 28, 2001, AmeriSteel acquired certain assets and assumed certain liabilities of the Cartersville, Georgia mill ("Cartersville"), a producer of structural steel products, from Birmingham Steel Corporation. In a separate transaction on the same date, AmeriSteel acquired certain assets that were being leased by Cartersville from the existing lessor group for cash and negotiated a new operating lease. The two transactions are being accounted for as a business combination for financial reporting purposes. The results of operations for Cartersville have been included in the accompanying combined statement of financial position as of December 31, 2001, but had no significant impact on the results of operations for the year ended December 31, 2001. The aggregate purchase price was $49.4 million, including $41.5 million cash, $0.2 million marketable securities and $7.7 million assumed liabilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition ($000s).


                                      AT DECEMBER 28, 2001

Inventory                                    $ 20,674
Property, plant and equipment                  28,757
Total assets                                   49,431
Accounts payable                               (6,756)
Accrued liabilities                              (959)
                                             --------
Total liabilities assumed                      (7,715)
                                             --------
Net assets acquired                          $ 41,716
                                             --------



On March 13, 2001, AmeriSteel acquired 80% of the operations of American Bright Bar of Orrville, Ohio, a producer of cold drawn flat bar, for total consideration of $4.2 million cash and $5.3 million of debt. The transaction was accounted for as a purchase and goodwill of approximately $4.8 million was recorded.


28 Annual Report 2002

NOTE 4 - INVENTORIES

Inventories consist of the following ($000s):



                                               At December 31,
                                            2002             2001
                                        ------------     ------------
Ferrous and non-ferrous scrap           $     40,983     $     18,999
Work in-process                               33,701           19,077
Finished goods                               195,893          127,818
Raw materials (excluding
scrap) and operating
supplies                                      80,823           45,526
                                        ------------     ------------
                                        $    351,400     $    211,420
                                        ------------     ------------

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following ($000s):



                                                   At December 31, 2002
                                        ----------------------------------------------
                                                         Accumulated          Net
                                            Cost         Depreciation      Book Value
                                        ------------     ------------     ------------
Land and improvements                   $     65,021     $      1,769     $     63,252
Buildings and improvements                   142,971           14,472          128,499
Machinery & equipment                        889,779          203,119          686,660
Construction in progress                      14,315               --           14,315
Property plant and
  equipment held for sale                      6,222               --            6,222
                                        ------------     ------------     ------------
                                        $  1,118,308     $    219,360     $    898,948
                                        ------------     ------------     ------------




                                                     At December 31, 2001
                                        ----------------------------------------------
                                                         Accumulated           Net
                                             Cost        Depreciation       Book Value
                                        ------------     ------------     ------------
Land and improvements                   $     31,098     $      1,177     $     29,921
Buildings and                                 84,545           10,011           74,534
 improvements
Machinery & equipment                        562,151          154,995          407,157
Construction in progress                      12,724               --           12,724
Property plant and
 equipment held for sale                       6,550               --            6,550
                                        ------------     ------------     ------------
                                        $    697,068     $    166,183     $    530,885
                                        ------------     ------------     ------------


NOTE 6-JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows ($000s):


                                                    At December 31,
                                                 2002              2001
                                             ------------      ------------
Balance Sheet
Current assets(1)(2)                         $     45,234      $      3,984
Property, plant and equipment(3)
  Land                                              4,525                --
  Buildings                                        19,740                38
  Machinery and equipment                          81,378             2,519
  Construction-in-progress                          1,778                --
Current liabilities                                26,505                88
Long-term debt                                      3,415                --
Statement of Earnings
  Sales                                      $     53,591      $     14,141
  Operating earnings                                6,836             1,833
Earnings before income taxes                        6,275             1,774
Changes in Cash Flows
Cash provided from (used in)
Operating activities                         $      6,098      $        973
Investing activities                               (1,809)             (738)
Financing activities                              (17,026)             (198)
                                             ------------      ------------
Proportionate share of
increase (decrease) in cash                  $    (12,737)     $         37
                                             ------------      ------------

(1) Includes $4.8 million (2001 - $1.5 million) of cash and cash equivalents.

(2) Current assets are net of allowance for doubtful accounts of $2.2 million (2001 - $9 thousand).

(3)      Net of accumulated depreciation of $5.9 million (2001 - $2.6 million).


                                                            Gerdau AmeriSteel 29

NOTE 7 - LONG-TERM DEBT

The Company has debt agreements that are specific to the Gerdau Canada Group, GUSA and former Co-Steel entities. Gerdau AmeriSteel debt includes the following ($000s):


                                                    At December 31,
                                                 2002              2001
                                             ------------      ------------

Gerdau Canada Group:
  Bank indebtedness                          $     17,243      $      4,083
  U.S. Dollar Floating Rate Term                   61,743            85,855
    Loan
  Canadian dollar revolving loan
  (Cdn $35.0 million)                              22,157            15,068
  Other                                             1,444             1,458
GUSA:
  AmeriSteel Revolving Credit                     100,800            80,000
    Agreement
  AmeriSteel Term Loan                             68,750            93,750
  Industrial Revenue Bonds                         36,795            33,195
  AmeriSteel Bright Bar                             3,522             3,867
  Other                                               809             1,130
Co-Steel Group:
  Bank Indebtedness                                 6,136                --
  Canadian dollar revolving loan
  (Cdn$48.3 million)                               30,577                --
  U.S. Dollar Fixed Rate Reducing                  96,784                --
    Term Loan
  Fair value of early payment
    penalty of fixed rate reducing term
    loans                                           9,065                --
  U.S. dollar revolving loan                       59,768                --
  Other                                             3,561                --
                                             ------------      ------------
                                                  519,154           318,406
Less current portion                             (107,321)          (67,060)
                                             ------------      ------------
                                             $    411,833      $    251,346
                                             ------------      ------------


GERDAU CANADA GROUP

The Gerdau Canada Group has a total authorized revolver facility of Cdn $73 million ($46 million) that bears interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% (2001 - 2.25%) or Bankers' Acceptance plus 2.75% (2001 - 3.25%). Companies in the Gerdau Canada Group have pledged accounts receivable and inventory as collateral. The revolver facility expires on September 30, 2003 and is renewable through January 15, 2004.

The total authorized Canadian term facility is Cdn $97.5 million [$61.7 million] (2001 - Cdn$135 million [$84.8 million]) with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% (2001 - 2.25%). Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November, 1999 that effectively fixes the rate of interest on approximately 50% of the balance. The agreement is for $17 million and bears interest at 6.425% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represents the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at December 31, 2002, was $1.2 million (2001 - $2.2 million).

The Canadian banking agreement, which includes Gerdau Steel Inc. (the controlling shareholder of Gerdau AmeriSteel), contains various restrictive covenants with respect to maintenance of certain financial ratios. At December 31, 2002, the Company was not in compliance with certain covenants and requested and received a waiver of compliance (see Note 20).

In addition, the Gerdau Canada Group banking agreement requires additional principal repayments of 50% of surplus combined cash flow as defined by the banking agreement for years 2001 - 2003. Based on the cash flows recorded in 2002, Gerdau Canada will be required to make an additional principal repayment of $4.1 million in 2003.

Collateral for the Canadian credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau AmeriSteel MRM Special Sections Inc. and Gerdau AmeriSteel Cambridge Inc., granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and (iii) a guaranty by Gerdau SA. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders.

At December 31, 2002 Gerdau Canada Group was not in compliance with certain covenants and requested and received a waiver of compliance from its lenders.

GUSA

GUSA's primary financial obligation outstanding as of December 31, 2002 is a $285 million credit facility (the "Revolving Credit Agreement"). It is collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement matures in September 2005. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at December 31, 2002 and 2001 was approximately 3.8% and 4.2%, respectively. The Revolving Credit Agreement contains certain



30 Annual Report 2002
covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit are subject to an aggregate sublimit of $50 million.

GUSA's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate (3.8% to 4.3% at December 31, 2002); $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2002, GUSA had approximately $44.8 million of outstanding letters of credit, primarily for IRBs and insurance.

The AmeriSteel Bright Bar Loan represents a bank loan of GUSA's majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. AmeriSteel is a guarantor of the loan.

In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company's Revolving Credit Agreement. The aggregate fair value of the effective portion of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2002, was approximately $4.6 million. As the hedged transaction occurs, this amount will be charged as interest expense.

CO-STEEL GROUP

The Co-Steel entities at December 31, 2002, have revolving facilities of Cdn$133.9 million and Cdn$22.2 million which can be drawn in either Canadian or U.S. dollars. These facilities come due on January 15, 2004 and bear interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

The fixed rate reducing term loan at December 31, 2002 was $96.8 million. This facility is reduced by $59.3 million on January 15, 2004 and then reduces by $12.5 million on July 15 in each of the years 2004 to 2006 and bears interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility include a make-whole provision (in the event of prepayment) that requires the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities.

The maturities of borrowings for the years subsequent to December 31, 2002 are as follows ($000s):


                                     AMOUNT
                                    --------
2003                                $107,321
2004                                 233,056
2005                                 133,188
2006                                  13,483
2007                                     730
Thereafter                            31,376
                                    --------
                                    $519,154


NOTE 8 - RELATED PARTY TRANSACTIONS

Amounts due from (to) related companies at December 31, 2001 are as follows ($000's):



                                                                2001
                                                            ------------
NOTES RECEIVABLE FROM GERDAU STEEL INC.
Interest ranging from 0.0% - 10.25%
(included in Other Assets)                                  $     90,682
NOTES PAYABLE TO GERDAU STEEL INC.
Interest ranging from 0.0% - 9.775%                         $   (213,516)
NOTES PAYABLE TO GTL FINANCIAL CORPORATION B.V.
Interest ranging from 0.0% - 9.10%                              (156,071)
NOTES PAYABLE BY GUSA TO GERDAU STEEL INC.
Interest rate of 9.23%                                           (35,640)
                                                            ------------
LONG-TERM RELATED PARTY LOANS PAYABLE                       $   (405,227)


The Company is affiliated with a group of companies controlled by Gerdau S.A. The related parties noted in the table above are related to Gerdau S.A. Related party loans bear interest that is expensed but is not payable on a current basis. Except for the $35.6 million debt of GUSA to Gerdau Steel Inc., interest is added to the loan balance. All advances were repayable on demand with no collateral. The related parties indicated that it was not their intent to demand repayment during 2002 and, as a result, the amounts were classified as long-term. Intercompany charges for interest income (expense) of $4.3 million/($18.3 million) and $6.6 million/($31.6 million) in 2002 and 2001, respectively. Intercompany charges for management fees and royalties from related parties were $2.1 million and $2.8 million for the years ended December 31, 2002 and 2001, respectively. The $35.6 million note payable by GUSA to Gerdau Steel Inc related to the September 2000 acquisition by Gerdau of the outstanding



                                                            Gerdau AmeriSteel 31
common stock of FLS formerly owned by Kyoei Steel Ltd. The loan accrued interest at the rate of 9.23% and had no stated maturity date. Gerdau Steel Inc. had represented that no repayments are required prior to December 31, 2003, and therefore the loan was classified as long-term.

As part of the Co-Steel transaction (see Note 1), all of the related party notes payable, net of the notes receivable from Gerdau Steel Inc., were converted to equity in October 2002.

NOTE 9 - CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of the Company at a conversion price of Cdn$26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues Common Shares in a customary offering. The debentures are redeemable after April 30, 2002, at the option of the Company at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of Common Shares based on their market value at the time of redemption.

As the convertible debentures can be redeemed by the Company by the issuance of Common Shares, the debenture obligations are classified as shareholders' equity. Interest on the shareholders' equity component, net of related income taxes, has been charged to retained earnings, and was deducted from the net earnings or added to net loss in calculating basic earnings per share.

NOTE 10- INCOME TAXES

The effective income tax rate on earnings (loss) is influenced by the geographic mix of the consolidated earnings (loss), as well as various tax incentives introduced by governments from time to time to encourage investment. The following table reconciles income tax recovery (expense) calculated at a combined U.S. federal/state and Canadian federal/provincial tax rate with the income tax provision ($000s):



                                                                    2002              2001
                                                                 ------------      ------------

Income (loss) before provision for income taxes                  $     13,180      $     (7,663)
                                                                 ------------      ------------
Tax provision at Canadian statutory rates of 38.62%                     5,091            (2,402)
Increased (decreased) by the tax effect of:
  Foreign earnings (losses) taxed at lower rates                       (4,437)           (9,933)
  Canadian manufacturing and processing credit                           (215)              532
  Capital losses not tax affected                                                         4,719
  Goodwill amortization                                                    --             2,531
  Other items, net                                                        (98)            1,972
                                                                 ------------      ------------
Income Tax Expense (Recovery)                                    $        341      $     (2,581)

The components of the future tax assets and liabilities consisted of the following:


                                                                     2002              2001
                                                                 ------------      ------------

Current Assets
Allowance for doubtful accounts                                  $      3,716      $        497
Liabilities not currently deductible for tax purposes                   7,701             4,823
                                                                 ------------      ------------
Gross current future tax assets                                  $     11,417      $      5,320
                                                                 ------------      ------------
Non-Current Assets
  Operating loss carry forwards                                  $     37,244      $         --
  Recycling and AMT credits                                             6,694                --
  Pension and retirement accruals                                      23,722             9,461
  Long-term liabilities not currently deductible                       25,171             2,605
                                                                 ------------      ------------
Gross non-current future tax assets                              $     92,831      $     12,066
                                                                 ------------      ------------
Non-Current Liabilities
  Property, plant and equipment                                      (164,406)     $   (109,715)
  Assets held for sale                                                 (2,161)           (2,183)
  Other                                                          $     (8,422)              723
                                                                 ------------      ------------
Gross future tax liabilities                                     $   (174,989)     $   (111,175)
                                                                 ------------      ------------
Net long-term future tax liability                               $    (82,158)     $    (99,109)
                                                                 ------------      ------------

The provision for income tax recovery (expense) by jurisdiction is as follows:



                                                           2002             2001
                                                       ------------      ------------

Earnings (loss) before income taxes
  Canada                                               $      4,863      $     46,788
  U.S.                                                        4,691           (54,451)
  Other                                                       3,626                --
                                                       ------------      ------------
                                                       $     13,180      $     (7,663)
                                                       ------------      ------------
Current income tax recovery (expense)
  Canada                                               $      2,890      $         20
  U.S.                                                         8,255              (317)
  Other                                                        (375)               --
                                                       ------------      ------------
                                                             10,769              (297)
                                                       ------------      ------------
Future income tax recovery (expense)
  Canada                                                       (830)           (1,201)
  U.S.                                                        (9,598)           (1,083)
  Other                                                          --                --
                                                       ------------      ------------
                                                            (10,428)           (2,284)
                                                       ------------      ------------
Net income tax expense (recovery)                      $        341      $     (2,581)
                                                       ------------      ------------


NOTE 11 - POST RETIREMENT BENEFITS

The Company maintains a defined benefit pension plan covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. The remaining employees are covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $8.2 million (2001 - $1.1 million).

The Company currently provides specified health care benefits to


32 Annual Report 2002
retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):


                                                              Pension Benefits                Other Benefit Plans
                                                       ------------------------------      ------------------------------
                                                        Year Ended        Year Ended       Year Ended        Year Ended
                                                         December          December         December          December
                                                         31, 2002          31, 2001         31, 2002           31, 2001
                                                       ------------      ------------      ------------      ------------
Components of net periodic benefit cost
Service cost                                           $      5,606      $      4,947      $        341      $        247
Interest cost                                                12,830            10,921               876               586
Expected return on plan assets                              (13,536)          (12,258)               --                --
Amortization of prior service cost                              388               282                --                --
Recognized actuarial gain                                         4              (134)               --                --
                                                       ------------      ------------      ------------      ------------
Net periodic benefit cost                              $      5,292      $      3,758      $      1,217      $        833
                                                       ------------      ------------      ------------      ------------
Change in benefit obligations
Benefit obligation at beginning of period              $    164,260      $    146,934      $      9,068      $      7,858
Acquisition of Co-Steel                                     111,531                --            22,048                --
Service cost                                                  5,606             4,947               341               247
Interest cost                                                12,829            10,921               876               585
Plan participants' contributions                                                                    532               466
Amendments                                                    2,232               973                 -               135
Actuarial loss                                                13,659             7,777               444            1,180
Benefits and administrative expenses paid                    (8,765)           (7,292)           (1,331)           (1,403)
                                                       ------------      ------------      ------------      ------------

Benefit obligation at beginning of period              $    301,352      $    164,260      $     31,978      $      9,068
                                                       ------------      ------------      ------------      ------------

Change in plan assets
Fair value of plan assets at beginning of period       $    133,827      $    140,599      $         --      $         --
Acquisition of Co-Steel                                      79,628                --                --                --
Actual return on plan assets                                 (8,762)           (1,390)               --                --
Employer contribution                                        10,142             1,910               799               937
Plan participants' contributions                                 --                --               532               466
Benefits and administrative expenses paid                    (8,765)           (7,292)           (1,331)           (1,403)
                                                       ------------      ------------      ------------      ------------
Fair value of plan assets at end of period             $    206,070      $    133,827      $         --      $         --
                                                       ------------      ------------      ------------      ------------
Reconciliation of funded status - End of Period
Funded status                                          $    (95,282)     $    (30,433)     $    (31,979)     $     (9,068)
Unrecognized Transition Liability                             1,702             1,845                --                --
Unrecognized prior service cost                               2,564               578                --                --
Unrecognized actuarial loss                                  52,139            16,086               690               246
                                                       ------------      ------------      ------------      ------------
Net amount recognized                                  $    (38,877)     $    (11,924)     $    (31,289)     $     (8,822)
                                                       ------------      ------------      ------------      ------------
Assumptions

Rate of return on plan assets                            7.5% -9.25%        7.0%-9.25%
Discount rate                                             6.5%-6.75%          7%-7.25%        6.5%-6.75%             7.25%
Rate of compensation increases                            4.25%-4.5%         2.5%-4.5%
Trend rate - beginning next year                                                             10.0%-12.0%              8.6%
Trend rate - ending year 2008                                                                       5.5%         5.5%-6.0%


The Company also has a voluntary savings plan available to substantially all of its employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan for the period ended December 31, 2002 were $1.9 million (2001- $1.8 million).

NOTE 12 - OTHER LIABILITIES

Other liabilities consist of the following ($000s)


                                                            At December 31,
                                                          2002            2001
                                                       ----------      ----------

Unfavorable long-term lease obligations (a)            $   18,510      $       --
Environmental remediation costs (note 16)                  14,900           1,755
Royalties and management fees payable to parent             6,410          11,024
Other                                                       9,465           2,204
                                                       ----------      ----------
                                                           49,295          14,983
Less current portion                                      (20,110)         (9,453)
                                                       ----------      ----------
                                                       $   29,175      $    5,530
                                                       ----------      ----------


(a) Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability has been recorded by the Company for the present value of the unfavorable lease commitments.

NOTE 13 - FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined foreign exchange and interest rate risks arising out of the normal course of business.

At certain times throughout the year the Company enters into forward foreign exchange contracts and put and call options (collectively "foreign exchange contracts") to hedge accounts receivable and future revenues denominated in US dollars. At December 31, 2002, the Company had no forward foreign exchange contracts outstanding. Unrealized gains and losses on outstanding forward foreign exchange contracts are recorded in the financial statements for accounts receivable and not recorded in the financial statements for hedges against future foreign currency revenue. The Company's estimate of the fair value of the financial instruments, which include receivables, accounts payable, long-term debt and the liability component of the convertible debentures, approximates their carrying value due to their short maturity.

                                                           Gerdau AmeriSteel 33

 NOTE 14-CAPITAL STOCK

 Capital stock consists of the following shares:


                     Authorized               Issued     Invested Capital
                       Number                 Number      (in thousands)
                    -----------            -----------   ----------------

 December 31, 2001
 Common              Unlimited             133,388,400      $ 58,364
 Preferred           Unlimited                      --            --
                                           -----------      --------
                                           133,388,400      $ 58,364
                                           -----------      --------

 December 31, 2002
 Common              Unlimited             184,892,360      $513,400
 Preferred           Unlimited                      --            --
                                           -----------      --------
                                           184,892,360      $513,400
                                           -----------      --------

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. The 133,388,400 issued shares as of December 31, 2001 represent those shares issued to Gerdau as a result of the acquisition which occurred on October 23, 2002.

The Company has two stock options plans; one, the former Co-Steel Stock-Based Option Plan, and the other, a plan administered by the AmeriSteel subsidiary. The following discussion relates to the former Co-Steel Stock-Based Option Plan. Please see Note 15 - Subsidiary Stock Compensation Plans for details regarding the AmeriSteel plans. Under the Company's Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 Common Shares. The exercise price was based on the closing price of Common Shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments.

A summary of all share purchase options is as follows:


                                          Weighted               Aggregate
                         Number of         Average              Option Price
                          Shares        Exercise Price         (in thousands)
                         ----------     ---------------       ----------------

 Balance -
 December 31, 2002        1,367,400        Cdn$ 14.69           Cdn$ 20,092

The following table summarizes information about share purchase options outstanding at December 31, 2002:


                          Number           Weighted Avg       Weighted Avg         Number
 Exercise Price       Outstanding at        Remaining         Exercise Price    Exercisable at
 Range Cdn$            Dec 31, 2002      Contractual Life           Cdn$         Dec 31, 2002
 --------------       --------------     ----------------     --------------    ---------------
 18.60 to 19.75           295,500            4.5 years              19.07            295,500
 22.00 to 30.625        1,071,900            3.2 years              24.35          1,071,900


The options expire on various dates up to April 13, 2008. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau AmeriSteel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, are required to exchange their shares of AmeriSteel stock for shares of Gerdau AmeriSteel. Gerdau AmeriSteel has filed Form F-4 with the Securities and Exchange Commission and the exchange of shares is expected to be completed on or about March 31, 2003. As a result, an additional 13,199,794 shares of Gerdau AmeriSteel will be issued. On October 23, 2002, the sole owner (Gerdau U.S.A., Inc., or "GUSA1") of AmeriSteel's parent (FLS Holdings, Inc., or "FLS") was merged into FLS, which then changed its name to Gerdau USA Inc. As a result, AmeriSteel is a majority-owned subsidiary of GUSA whose only business is to own common stock of AmeriSteel. GUSA, which owns 87% of the common stock of AmeriSteel, is an indirect majority owned subsidiary of Gerdau AmeriSteel Corporation, a Canadian corporation. GUSA acquired 88% of FLS in September 1999, and the remaining 12% in September 2000, in each instance from Kyoei Steel Ltd. An institutional investor owns approximately 4% of the common stock of AmeriSteel. Executives, other employees and related persons own the remaining 9% of AmeriSteel's common stock.


34 Annual Report 2002

Earnings per share:

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):


                                            2002               2001
                                        -------------      -------------
Net income (loss)
 Less interest on equity                $      11,132      $      (6,066)
 component of convertible
 debentures                                      (631)                --
                                        -------------      -------------
Adjusted net income (loss)              $      10,501      $      (6,066)
                                        -------------      -------------
Weighted average
 shares outstanding - Basic               143,045,393        133,388,400
                                        -------------      -------------
Earnings per share - Basic              $        0.07      $       (0.05)
                                        -------------      -------------
Weighted average
 shares outstanding - Diluted             143,045,393        133,388,400
                                        -------------      -------------
Earnings per share - Diluted            $        0.07      $       (0.05)
                                        -------------      -------------

At December 31, 2002, options to purchase 1,367,400 (2001 -1,801,209) common shares were not included in the computation of diluted earnings (loss) per share because the options' exercise price was greater than the market price of the common shares. The conversion into common shares of the convertible debentures has not been included in the diluted earnings (loss) per share calculations as the conversion rate of Cdn$26.25 per share is antidilutive.


NOTE 15 - SUBSIDIARY STOCK COMPENSATION PLANS

A subsidiary of the Company, AmeriSteel Corporation, has a number of stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel will exchange shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange is scheduled to occur by March 31, 2003.

In March 2000, AmeriSteel's Board of Directors approved a long-term incentive plan available to executive management (the "Stakeholder Plan") to ensure AmeriSteel's senior management's interest is congruent with AmeriSteel's shareholders. Awards are determined by a formula based on AmeriSteel's return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of AmeriSteel and Gerdau, for which a 25% premium is earned if elected. Benefits charged to expense under this plan for the years ended December 31, 2002 and 2001, were $90 thousand and $257 thousand, respectively.

In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 100,000 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. In the 1999 offering period, a total of 42,321 shares were sold under the SAR Plan at a purchase price of $15.30 per share, with 28,683 of these shares outstanding as of December 31, 2002. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. In the 1999 offering period, a total of 169,284 SARs were granted under the SAR Plan, with 114,451 of these rights outstanding as of December 31, 2002. In the 2002 offering period, a total of 44,299 shares were sold under the SAR Plan at a purchase price of $14.45 per share, with 44,299 of these shares outstanding as of December 31, 2002. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. In the 2002 offering period, a total of 177,196 SARs were granted under the SAR Plan, with 177,048 of these rights outstanding as of December 31, 2002. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date.

In September 1996, AmeriSteel's Board of Directors also approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of shares that can be issued under the plan is 438,852. The Company has granted 493,350 incentive stock options and 52,100 shares of common stock under the Equity Ownership Plan through December 31, 2002, with 279,553 incentive stock options and 22,006 shares of common stock outstanding at December 31, 2002. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 37,689 shares were sold under the Purchase Plan at a purchase price of $10.63 per share, with 397 of these shares outstanding as of December 31, 2002. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 226,134 options were granted under the Purchase Plan, with 1,644 of these options outstanding as of December 31, 2002. No options remain available for future grant. All options outstanding are currently vested. Options

                                                           Gerdau AmeriSteel 35
may be exercised for 10 years from the grant date. The following tables summarize AmeriSteel's stock option activity for the years ended December 31, 2002 and 2001:



                                                                      Equity Ownership Plan
                                             ------------------------------------------------------------------
                                                        Year Ended                         Year Ended
                                                     December 31, 2002                  December 31, 2001
                                             -------------------------------    -------------------------------
                                                                Weighted-                          Weighted-
                                                Number           Average            Number          Average
                                               of Shares      Exercise Price      of Shares      Exercise Price
                                             ------------     --------------    ------------     --------------

Outstanding, beginning of period                  305,840      $      19.22          204,006      $      19.22

Granted                                            58,650             17.00          121,000             13.00
Exercised                                         (17,053)            12.75           (9,631)            13.42
Forfeited                                         (67,884)            14.02           (9,535)            19.31
                                             ------------      ------------     ------------      ------------
Outstanding, end of period                        279,553      $      17.91          305,840      $      16.94
                                             ------------      ------------     ------------      ------------
Options vested at end of period                   115,395      $      18.29           92,977      $      15.57
                                             ------------      ------------     ------------      ------------
Weighted-average fair value
of options granted during
the period                                                     $       3.22                       $       2.87
                                                               ------------                       ------------


                                                                         Purchase Plan
                                             -------------------------------------------------------------------
                                                      Purchase Plan
                                                       Year Ended                         Year Ended
                                                    December 31, 2002                  December 31, 2001
                                             ------------------------------     --------------------------------
                                                               Weighted-                            Weighted-
                                                 Number         Average            Number            Average
                                               of Shares     Exercise Price      of Shares        Exercise Price
                                             ------------    --------------     ------------      --------------
Outstanding, beginning of period                    1,824      $      12.50            3,468      $      12.50
Granted                                                --                --               --                --
Exercised                                            (180)            12.50           (1,644)            12.50
Forfeited                                              --             12.50               --             12.50
                                             ------------      ------------     ------------      ------------
Outstanding, end of period                          1,644      $      12.50            1,824      $      12.50
                                             ------------      ------------     ------------      ------------
Options vested at end of period                     1,644      $      12.50            1,824      $      12.50
                                             ------------      ------------     ------------      ------------


The weighted-average remaining contractual life of the options under the Equity Ownership Plan and the Purchase Plan as of December 31, 2002, is 4.1 years for options granted through 1997 at a price between $12.50 and $13.50 per share, and
6.6 years for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and 8.9 years for options granted between 2001 and 2002 at a price between $13.00 and $17.00 per share. The weighted-average exercise price of the options under the Equity Ownership Plan as of December 31, 2002 is $13.21 for options granted through 1997 at a price between $12.50 and $13.50 per share, $22.17 for those options granted between 1998 and 2000 at a price between $20.00 and $28.00 per share, and $14.95 for options granted in 2001 and 2002 at a price between $13.00 and $17.00 per share. The weighted-average exercise price of the options under the Purchase Plan as of December 31, 2002 is $12.50.

NOTE 16 - CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacture of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed. In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as at December 31, 2002 to be approximately $6.3 million (2001 - $2.9 million), with these costs recorded as a liability at December 31, 2002, of which the Company expects to pay approximately $5.1 million within the year ended December 31, 2003.



36 Annual Report 2002

An additional liability of $8.6 million has been recorded in respect of certain environmental obligations which were triggered by the change in control of Co-Steel in certain jurisdictions in which Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company or which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs. In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site. Carbon monoxide emissions at Gerdau Ameristeel Perth Amboy exceeded permitted levels on several occasions during 2001 and early 2002. These episodes were promptly reported to the New Jersey Department of Environmental Protection (NJDEP). Gerdau AmeriSteel is conducting investigations to determine the cause of these episodes, what steps can be taken to reduce emissions and whether the Gerdau AmeriSteel Perth Amboy environmental permits require modification. Discussions with the NJDEP regarding permit and compliance issues are in a preliminary stage. Penalty assessments of approximately $400 thousand have been accrued.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):


 Year Ending December 31,                          Amount
 ------------------------                        ---------

 2003                                            $ 13,242
 2004                                              10,757
 2005                                               9,417
 2006                                               6,859
 2007                                               5,981
 Thereafter                                        38,095
                                                 --------
                                                 $ 84,351
                                                 --------

SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.


                                                           Gerdau AmeriSteel 37

NOTE 17 - OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2002 consists of $6.1 million proceeds from an insurance settlement relating to environmental costs incurred by the Company in prior years, partially offset by $1.0 million relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

Other income, net of other expenses for the year ended December 31, 2001 includes prior year tax refunds ($.7 million income), expenses relating to the melting of a small amount of cesium at the Jacksonville mill ($.4 million expense), a settlement with electrode suppliers ($2.8 million income), and the loss on sale of marketable securities ($2.6 million expense.)

NOTE 18 - SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for years ended December 31 are presented below ($000s):

                                                      MILLS            DOWNSTREAM         TOTAL
                                                   ----------          ----------      ----------
2002
Revenue from external customers                    $  771,906           $264,149       $1,036,055
Intrasegment revenues                                 159,027                  -          159,027
Depreciation and amortization expense                  46,460              3,775           50,235
Segment profit                                         49,973              8,842           58,815
Total Assets                                        1,424,363            122,425        1,546,788
Expenditures for long-lived assets                     24,581              7,131           31,712
                                                   ----------           --------       ----------
2001
Revenue from external customers                    $  562,216           $278,620       $  840,836
Intrasegment revenues                                 176,846                  -          176,846
Depreciation and amortization expense                  44,842              4,650           49,492
Segment profit                                         42,852             13,008           55,860
Total Assets                                        1,052,211            113,531        1,165,742
Expenditures for long-lived assets                     24,176              3,748           27,924
                                                   ----------           --------       ----------

Geographic data is as follows:

                                                  UNITED STATES      CANADA            TOTAL
                                                  -------------      ------            -----
2002
Revenue from external customers                     $862,300        $173,754        $1,036,055
Long-lived assets                                    665,055         233,251           898,948
2001
Revenue from external customers                     $704,474        $136,362        $  840,836
Long-lived assets                                    395,844         135,041           530,885


38 Annual Report 2002

The reconciliation of reportable segments to combined totals is as follows ($000's):

                                                                                        YEAR ENDED             YEAR ENDED
                                                                                       DECEMBER 31,           DECEMBER 31,
                                                                                           2002                   2001
                                                                                       ------------           ------------
Revenue
Total segments revenue                                                                 $  1,195,082           $  1,017,682
Elimination of intersegment revenues                                                       (159,027)              (176,846)
                                                                                       ------------           ------------
Combined revenues                                                                      $  1,036,055           $    840,836
                                                                                       ------------           ------------
Depreciation and Amortization
Total segments depreciation and amortizations                                                50,235           $     49,492
Corporate depreciation and amortization                                                       9,620                 13,147
                                                                                       ------------           ------------
Combined depreciation and amortization                                                 $     59,855           $     62,639
                                                                                       ------------           ------------
Profit
Total segments profit                                                                  $     58,815           $     55,860
Other income                                                                                  5,072                  1,079
Elimination of intersegment profits                                                             899                   (480)
Unallocated amounts:
     Corporate expense                                                                      (11,606)               (13,134)
     Interest expense                                                                       (39,770)               (50,032)
     Foreign exchange loss                                                                     (230)                  (249)
     Taxes (expense) benefit                                                                   (341)                 2,581
     Loss on investment                                                                          --                   (707)
     Minority interest                                                                       (1,707)                  (984)
                                                                                       ------------           ------------
     Consolidated profit (loss)                                                        $     11,132           $     (6,066)
                                                                                       ------------           ------------
Assets
Total segments assets                                                                  $  1,546,788           $  1,165,742
Elimination of intersegment assets                                                         (133,085)              (241,726)
Other unallocated assets                                                                    157,698                137,923
                                                                                       ------------           ------------
Combined assets                                                                        $  1,571,401           $  1,061,939
                                                                                       ------------           ------------
Expenditures for long-lived assets
Total segments expenditures                                                            $     31,712           $     27,924
Corporate expenditures                                                                        1,770                    495
                                                                                       ------------           ------------
Combined expenditures for long-lived assets                                            $     33,482           $     28,419
                                                                                       ------------           ------------
Revenues by product lines
Mill finished goods :
    Stock rebar                                                                        $    198,460           $    185,032
    Merchant bar/special sections                                                           440,909                338,218
     Rods                                                                                    47,060                 16,925
     Flat rolled                                                                             38,572                     --
                                                                                       ------------           ------------
Total mill finished goods:                                                                  725,001                540,175
Billets                                                                                      15,313                  5,790
                                                                                       ------------           ------------
Total mill products                                                                         740,314                545,965
Other mill segments                                                                          31,101                 15,913
Fabricating and downstream                                                                  264,640                278,958
                                                                                       ------------           ------------
Total segment revenues                                                                 $  1,036,055           $    840,836
                                                                                       ============           ============

NOTE 19 - LIQUIDITY

The Company's Canadian credit facilities are scheduled to be reduced by approximately $120 million on January 15, 2004 and total debt to be repaid under existing repayment terms in fiscal 2004 totals $233 million. In March 2003, the Company commenced a $750 million refinancing program which the Company expects to complete in the second quarter of 2003. If successful, the proceeds from the refinancing program will be used to repay existing revolving credit facilities and term loans.

NOTE 20 - SUBSEQUENT EVENTS

In the first quarter of 2003, Gerdau S.A. made loans totaling $30 million to GUSA to increase liquidity within Gerdau AmeriSteel. These loans will be used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but it is the intent of the Company to repay these loans as soon as practicable.

In April 2003, AmeriSteel received a waiver from its lenders as it expected to exceed its leverage ratio covenant of 3.75 to one due to weak operating margins in the first quarter. The Company believes AmeriSteel will be able to comply with the covenants during the remainder of 2003.

In April 2003, the Gerdau Canada Group requested and received waivers for non-compliance with certain covenants for the December quarter and expected non-compliance for fiscal 2003. On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of subsidiary AmeriSteel for shares of Gerdau AmeriSteel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,199,260 shares of Gerdau AmeriSteel, an exchange ratio of 9.4617 to one. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau AmeriSteel.


                                                           Gerdau AmeriSteel 39

Corporate Officers
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CORPORATE OFFICES

Phillip E. Casey
President and CEO

Andre B. Johannpeter
Vice President, COO Canada

Mike Mueller
Vice President, US Steel Operations

Tom J. Landa
Vice President, Finance, and Chief Financial Officer
Corporate Secretary

Andre Beaudry
Vice President, Steel Product Sales

Robert P. Muhlhan
Vice President, Procurement, Logistics and
Government Affairs

James F. Oliver
Vice President, Strategic Development

James S. Rogers
Vice President, Human Resources

Glen A. Beeby
Vice President Administration, Canada

George Beck
Treasurer

OPERATIONS

J. Neal McCullohs
Vice President, Fabricated Reinforcing Steel Products

Garry A. Leach
President, MRM Special Sections, Inc.

Robert L. Bullard
Vice President, Perth Amboy Mill

Glen A. Beeby
Vice President, Cambridge Mill

Wib G. Manuel
Vice President, Jackson Mill

Roger Paiva
Vice President, Whitby Mill

Arlan Piepho
Vice President, Knoxville Mill

Anthony S. Read
Vice President, Charlotte Mill

William E. Rider
Vice President, Sayreville Mill

Donald R. Shumake
Vice President, Jacksonville Mill

Edward C. Woodrow
Vice President, Cartersville Mill

Matthew C. Yeatman
Vice President, Canadian Recycling Operations

Richard E. Danhoff
Assistant Vice President, Rail Products

Steve Higley
Assistant Vice President, Cold Drawn Products

Al J. Theriot
Assistant Vice President, Atlas Steel & Wire


40 Annual Report 2002

Corporate Information
-------------------------------------------------------------------------------

Listing of Capital Stock
and Convertible Debentures

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

Shareholder Information

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line.
Toronto: (416) 643-5500 Outside Toronto and US: 1-800-387-0825

Financial Calendar

Fiscal year end: December 31
Annual Meeting: May 6, 2003

Annual Meeting of the Shareholders

The Annual Meeting of the Shareholders of Gerdau AmeriSteel Corporation will be held at the Hilton Toronto, 145 Richmond St. West, on Tuesday May 6, 2003, at 10 a.m.

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com Web site: www.gerdauameristeel.com


                                                           Gerdau AmeriSteel 41

Gerdau AmeriSteel Corporation
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL  33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

Gerdau
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

[GERDAU AMERISTEEL LOGO]

www.gerdauameristeel.com
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